Autonomous City of Buenos Aires, December 12th, 2025

To the
Comisión Nacional de Valores /(Argentine Securities Commission)

Ref.: Material Event

Dear Sirs,
We are writing to you in order to inform that our main subsidiary, Banco de Galicia y Buenos Aires S.A.U. (“the Bank”), has been notified of a class action lawsuit captioned “Usuarios y Consumidores Unidos v. Banco Galicia y Buenos Aires S.A. s/ Ordinary Proceeding, Case No. 26152/2024.
The plaintiff challenges the manner in which Banco Galicia applies the Tax for an “Inclusive and Supportive Argentina” (Impuesto PAIS), established by Law No. 27,541 (Sections 37 et seq.), as well as the withholding applied on account of income tax and personal assets tax.
The lawsuit was filed before National Court of First Instance in Commercial Matters No. 7, Clerk’s Office No. 14.
The Bank is analyzing the content and implications of said lawsuit. It is estimated that in case of an unfavorable resolution of this dispute, it will not have a significant impact on Banco Galicia’s shareholders’ equity.
Yours faithfully,

A. Enrique Pedemonte
Attorney in fact
Grupo Financiero Galicia S.A.
This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.